BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that it priced, on the date hereof, an international offering of senior notes in the aggregate amount of U.S.$ 300,000,000.00 (the “Notes”).

The Notes will be additional notes issued under the indenture under which the Company initially issued U.S.$500,000,000 aggregate principal amount of 5.750% Senior Notes due 2050 on September 21, 2020 (the “Initial Notes”). The Notes will have identical terms and conditions as the Initial Notes, other than issue date and issue price, and will constitute part of the same series as, vote together as a single class with, and be fungible with, the Initial Notes. The Notes will mature on September 21, 2050 and will be issued with a coupon of 5.750% per year, which is payable semi-annually in arrears, beginning on March 21, 2021.

BRF intends to use the net proceeds of the offering for general corporate purposes, which may include the payment of certain of its outstanding debt.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States of America absent registration or an applicable exemption from registration requirements. The Notes are being sold exclusively to qualified institutional buyers, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Notes have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). The Notes were not offered and will not be sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. BRF will apply to list the Notes on the Luxembourg Stock Exchange for trading on the Euro MTF Market, subject to approval by the same.

This announcement does not constitute an offer to sell the Notes nor a solicitation of an offer to buy the Notes, nor shall any offer or sale of these Notes take place in any state or jurisdiction in which such offering is prohibited under the securities laws of that state or jurisdiction.

São Paulo, October 20, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer